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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 14
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BIG B, INC.
                           (Name of Subject Company)
                            ------------------------

                              RDS ACQUISITION INC.

                                REVCO D.S., INC.
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   0888917106
                    (CUSIP Number of Classes of Securities)
                            ------------------------

                              JACK A. STAPH, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                REVCO D.S., INC.
                            1925 ENTERPRISE PARKWAY
                              TWINSBURG, OH 44087
                                 (216) 487-1667
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                         NEW YORK, NEW YORK 10019-7475
                                 (212) 474-1293

                           CALCULATION OF FILING FEE*


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        TRANSACTION VALUATION*                          AMOUNT OF FILING FEE*
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             $381,961,817                                      $76,393
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
* For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 22,142,714 shares of Common Stock, par value $0.001 per share (including the associated Common Stock purchase rights), which, based on the information provided by the Subject Company, represents all the shares of Common Stock (including the associated Common Stock purchase rights) outstanding as of October 24, 1996, plus the number of shares of Common Stock (including the associated Common Stock purchase rights) currently issuable upon the exercise of all options to purchase Common Stock (including the associated Common Stock purchase rights) and upon conversion of Big B, Inc.'s 6.5% Convertible Subordinated Debentures Due 2003. As set forth below, $66,031 of the filing fee was previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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Amount Previously Paid: $66,031               Filing Party: RDS Acquisition Inc.
Form or Registration No.: Schedule 14D-1                    Revco D.S., Inc.
                          and Schedule 13D      Date Filed: September 10, 1996
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     RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc. ("Parent")
hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 14. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

     Item 1. Security and Subject Company.

     (b) The Purchaser has filed as Exhibit (a)(16) to this Amendment No. 14 a Supplement to the Offer to Purchase dated October 29, 1996 (the "Supplement"), amending and supplementing the Offer to Purchase. The Purchaser previously amended the Offer to increase the Offer Price to $17.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented, including by the Supplement, and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the "Offer"). The related Letter of Transmittal is attached hereto as Exhibit (a)(17). The information set forth in "Introduction" and Section 1 ("Amended Terms of the Offer; Expiration Date") of the Supplement is incorporated herein by reference.

     (c) The information set forth in Section 3 ("Price Range of the Shares; Dividends on the Shares") of the Supplement is incorporated herein by reference.

     Item 3. Past Contacts, Transactions or Negotiations with the Subject
             Company.

     (a) The information set forth in Section 6 ("Contacts and Transactions with the Company; Background of the Amended Offer") and Section 7 ("Purpose of the Offer and the Merger; The Operative Agreements") of the Supplement is incorporated herein by reference.

     (b) The information set forth in Section 6 ("Contacts and Transactions with the Company; Background of the Amended Offer") and Section 7 ("Purpose of the Offer and the Merger; The Operative Agreements") of the Supplement is incorporated herein by reference. The Merger Agreement (as defined in the Supplement) and the Support Agreement (as defined in the Supplement) are attached hereto as Exhibits (c)(7) and (c)(8), respectively.

     Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a) - (e) The information set forth in Section 7 ("Purpose of the Offer and the Merger; The Operative Agreements") of the Supplement is incorporated herein by reference.

     Item 6. Interest in Securities of the Subject Company.

     (a) and (b) The information set forth in "Introduction", Section 4 ("Certain Information Concerning the Company"), Section 6 ("Contacts and Transaction with the Company; Background of the Offer"), and Section 7 ("Purpose of Offer and the Mergers; The Operative Agreements") is incorporated herein by reference.

     Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in "Introduction", Section 6 ("Contacts and Transaction with the Company; Background of the Amended Offer"), and Section 7 ("Purpose of the Offer and the Mergers; The Operative Agreements") of the Supplement is incorporated herein by reference.

     Item 9. Financial Statements of Certain Bidders.

     The information set forth in "Introduction" and Section 5 ("Certain Information Concerning the Purchaser and Parent") of the Supplement is incorporated herein by reference.

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     Item 10. Additional Information.

     (a) The information set forth in Section 7 ("Purpose of the Offer and the Merger; The Operative Agreements") of the Supplement is incorporated herein by reference.

     (e) The information set forth in Section 6 ("Contacts and Transactions with the Company; Background of the Amended Offer") and Section 9 ("Shareholder Litigation") of the Supplement is incorporated herein by reference.

     (f) The information set forth in the Supplement and the Letter of Transmittal is incorporated herein by reference.

     Item 11. Material to be Filed as Exhibits.

     (a)(16) Supplement to the Offer to Purchase.

     (a)(17) Letter of Transmittal.

     (a)(18) Notice of Guaranteed Delivery.

     (a)(19) Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

     (a)(20) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

     (a)(21) Form of Summary Advertisement dated October 29, 1996.

     (c)(7) Agreement and Plan of Merger dated as of October 27, 1996, among Parent, the Purchaser and the Company.

     (c)(8) Support Agreement dated as of October 27, 1996, among Parent, the Purchaser and Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities associated with Vincent J. Bruno.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 is true, complete and correct.

Dated: October 29, 1996

                                          REVCO D.S., INC.,

                                          by /s/  JACK A. STAPH
                                            ----------------------------------
                                            Name:    Jack A. Staph
                                            Title:   Senior Vice President,
                                                     Secretary and General
                                                     Counsel

                                          RDS ACQUISITION INC.,

                                          by /s/  JACK A. STAPH
                                            ----------------------------------
                                            Name:    Jack A. Staph
                                            Title:   Vice President and
                                                     Secretary

                                        3
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                                 EXHIBIT INDEX

                                                                                         PAGE
                                                                                         -----
Exhibit (a)(16)   Supplement to the Offer to Purchase..................................
Exhibit (a)(17)   Letter of Transmittal................................................
Exhibit (a)(18)   Notice of Guaranteed Delivery........................................
Exhibit (a)(19)   Letter to Brokers, Dealers, Banks, Trust Companies and other
                  Nominees.............................................................
Exhibit (a)(20)   Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies
                  and other Nominees...................................................
Exhibit (a)(21)   Form of Summary Advertisement dated October 29, 1996.................
Exhibit (c)(7)    Agreement and Plan of Merger dated as of October 27, 1996, among
                  Parent, the Purchaser and the Company................................
Exhibit (c)(8)    Support Agreement dated as of October 27, 1996, among Parent, the
                  Purchaser and certain shareholders of the Company consisting of
                  Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J.
                  Bruno and certain entities associated with Vincent J. Bruno..........